Exhibit 99.1

VERSES to Provide End of Year Update Including Milestone Benchmark Results

VANCOUVER, British Columbia, Dec. 02, 2024 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the

“Company”), a cognitive computing company specializing in next-generation intelligent systems, announces milestones for the year end update of significant progress in research and product development.

“This has been a transformative year for VERSES, but we are not done yet,” said Gabriel René, founder and CEO of VERSES. “Over the next few weeks, we intend to share our achievements from research, including benchmark results from the Atari 10K challenge, a demonstration of Genius that highlights the pragmatic value it can deliver today beyond current LLMs, and general Company and commercial updates.”

Benchmark: Atari 10K Progress

VERSES is seeing very positive results during its internal testing of the Atari challenge and anticipates providing an update on its progress on the Atari 10k Challenge in December. The Atari 100K (100,000 steps) Challenge, introduced in 2015, involves producing a single AI model that can be trained to meet or beat human-level performance on a pool of up to 26 classic Atari games. The AI model must learn directly from pixel data, using only the score as a reward signal. Leadership will provide broader context around benchmarking and showcase early results in comparison to other AI models.

Genius™ Version Update

Genius has matured into a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. The Company expects to release a software update to beta users in December, which, based on user feedback, includes several improvements to the runtime environment, model building tools, performing inference, and lifecycle management to enable users to design and deploy Genius Agents. VERSES anticipate offering Genius commercially to select partners in the coming months.

NeurIPS 2024

In December, VERSES researchers will attend the 38th Annual Conference on Neural Information Processing Systems (NeurIPS 2024) held in Vancouver, Canada from December 10-15. The event includes over 16,000 registrations and 3,500 accepted papers in 2023. Only 26% of submitted papers are accepted and this year 10 papers from VERSES were accepted with topics spanning, among other areas, active inference, predictive coding, embodied agents, and robotics. Professor Karl Friston will present at the NeuroAI workshop entitled, “The three faces of AI,” and participate in a panel discussion on the fusion of AI and Neuroscience with fellow pioneer Yoshua Bengio.

More information can be found here. https://neurips.cc/

Commercial Updates

The company anticipates additional commercial activity from existing Genius partners, current commercial partners such as Analog, and new commercial relationships through the end of 2024 and continuing throughout 2025.

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About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152 Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, that the Company intends to share achievements from its research, including benchmark results from the Atari 10K challenge in December, a demonstration of Genius that highlights the pragmatic value it can deliver today beyond LLMs, and general Company and commercial updates; that the Company expects to release a software update to beta users in December, that includes several improvements to the runtime environment, model building tools, performing inference, and lifecycle management to enable users to design and deploy Genius Agents; that the Company anticipate offering Genius commercially to select partners in the coming months; and that the Company anticipates additional commercial activity from both existing Genius partners as well as new commercial relationships through the end of 2024 and continuing throughout next year.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: that the Company will share with the public its achievements from its research, including benchmark results from the Atari 10K challenge in December, a demonstration of Genius that highlights the pragmatic value it can deliver today beyond LLMs, and general Company and commercial updates; that the Company will successfully release a software update to beta users in December, that includes several improvements to the runtime environment, model building tools, performing inference, and lifecycle management to enable users to design and deploy Genius Agents; that the Company will offer Genius commercially to select partners in the coming months; and that the Company will engage in additional commercial activity from both existing Genius partners as well as enter into new commercial relationships through the end of 2024 and continuing throughout next year. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: that the Company will not share with the public any achievements from its research or such updates will not include benchmark results from the Atari 10K challenge in December or at all. The update may not include a demonstration of Genius that highlights the pragmatic value as expected by management nor any general Company and commercial updates; that the Company will not release a software update to beta users with the improvements in functionality as expected by management in December or at all; that the Company will not successfully offer Genius commercially to select partners in the coming months; and that the Company will be unable to engage in additional commercial activity from either existing Genius partners nor successfully enter into new commercial relationships through the end of 2024 or throughout next year. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this press release.